Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: November 20, 2020

Announcement Regarding the Merger

On November 18, 2020, TOTVS S.A., a Brazilian corporation (“TOTVS”), filed with the Brazilian Exchange Commission (“CVM”) the minutes of the meeting of its board of directors held on November 18, 2020 (“BOD Meeting”) and a material fact. An English translation of the (i) minutes of the BOD Meeting is attached as Exhibit 1 and (ii) the material fact as Exhibit 2.

No Offer or Solicitation

This Notice is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found

In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS’ management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

TOTVS S.A.
Corporate Taxpayer ID (CNPJ) 53.113.791/0001-22
Company Registry (NIRE) 35.300.153.171

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS' MEETING HELD ON NOVEMBER 18, 2020

1.	DATE, TIME AND PLACE: remote meeting held on November 18, 2020, at 6 p.m., pursuant to Article 18 of the Bylaws of TOTVS S.A. (“TOTVS” or the “Company”) and also to Article 17 of the Charter of the Company's Board of Directors.

2.	CHAIR AND SECRETARY: Chairman: Mr. Laércio José de Lucena Cosentino; Secretary: Ms. Téssie Massarão Andrade Simonato.

3.	CALL AND ATTENDANCE: call notice duly carried out pursuant to article 18, paragraph 1 of TOTVS's Bylaws, and article 15 of the Board of Directors' Charter. All members of the Company's Board of Directors attended this meeting, namely: Messrs. Laércio José de Lucena Cosentino, Eduardo Mazzilli de Vassimon, Gilberto Mifano, Guilherme Stocco Filho, Mauro Rodrigues da Cunha, and Misses Maria Letícia de Freitas Costa and Sylvia de Souza Leão Wanderley.

4.	AGENDA: Cancellation of the Extraordinary General Meeting of the Company called for November 27, 2020.

5.	RESOLUTIONS: The Board of Directors unanimously resolved, in view of the deliberations by the shareholders of Linx S.A. at their extraordinary general meeting held on November 17, 2020, to cancel the Company's Extraordinary General Meeting that had been called for November 27, 2020.

6.	APPROVAL AND SIGNATURE OF THE MINUTES: with no other matter to discuss, the Chairman called the meeting to a close. These minutes were read and approved, without any reservations, by all those present. Signatures of Chair and Secretary: Laércio José de Lucena Cosentino - Chairman; Téssie Massarão Andrade Simonato, Secretary. Board members: Laércio José de Lucena Cosentino, Eduardo Mazzilli de Vassimon, Gilberto Mifano, Guilherme Stocco Filho, Mauro Rodrigues da Cunha, Maria Letícia de Freitas Costa, and Sylvia de Souza Leão Wanderley.

We hereby certify that this is a free translation of the original minutes drawn up in the Company's records.

EXHIBIT 2

TOTVS S.A.
Corporate Taxpayer ID (CNPJ) 53.113.791/0001-22
Company Registry (NIRE) 35.300.153.171

MATERIAL FACT

TOTVS S.A. (B3: TOTS3) (the “Company” or “TOTVS”) informs that in view of the resolutions taken by the shareholders of Linx S.A. at the extraordinary general meeting held on November 17, 2020, the Board of Directors of TOTVS decided to cancel the Extraordinary General Meeting of the Company convened for November 27, 2020 (“EGM”). Therefore, the Call Notice published in the Official Gazette of the State of São Paulo in the editions of 29, 30 and 31 October 2020 (pages 28, 14, and 13) and in the Valor Econômico newspaper in the editions of October 29, 30 and 31, 2020 (pages E4, E3 and E2) hereby becomes ineffective, as well as the distance voting ballots related to such canceled EGM, which will be discarded.

Accordingly, the Company will request (i) the withdrawal of the registration form F-4 that had been filed with the Securities and Exchange Commission - SEC and (ii) the filing of such procedure with CADE - the Brazilian Antitrust Agency, for loss of purpose, and the Company will continue to act as a third party interested in the Stone-Linx transaction, considering that such transaction raises competitive concerns.

TOTVS thanks its shareholders for all the support given throughout this process and reiterates that it remains focused on achieving its strategy of building an ecosystem of solutions that encompasses three business dimensions (Management, Techfin and Business Performance), combining organic and inorganic initiatives, and also through partnerships that generate high value for our shareholders, clients, customers and associates.

São Paulo, November 18, 2020

Gilsomar Maia Sebastião
Chief Financial and Investor Relations Officer

Investor Relations
Phone: (+55 11) 2099-7773/7097/7089/7105
http://ri.totvs.com/ | ri@totvs.com.br